January 14, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.:	Ms. Patsy Mengiste
Document Control — EDGAR

RE:	RiverSource Series Trust
Columbia Absolute Return Emerging Markets Macro Fund
Columbia Absolute Return Enhanced Multi-Strategy Fund
Columbia Absolute Return Multi-Strategy Fund
Post-Effective Amendment No. 17
File No. 333-131683/811-21852
Dear Ms. Mengiste:
Registrant is filing Post-Effective Amendment No. 17 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding new funds to RiverSource Series Trust. This post-effective amendment shall become effective on the seventy-fifth day after filing.
Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectuses and SAI, except for the Investment Objective, Principal Investment Strategies of the Fund, Principal Risks of Investing in the Fund and Fund Management sections, are identical or substantially similar to those found in prior filings by registrants in the same fund complex.
If you have any questions regarding this filing, please contact Joseph L D’Alessandro at 212-850-1703 or Anna Butskaya at 612-671-4993.
Sincerely,

/s/ Scott R. Plummer Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Series Trust